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Exhibit 18

February 3, 2003

Board of Directors
Telephone and Data Sytems, Inc.
30 North LaSalle Street
Chicago, Illinois 60602

Dear Directors:

        We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

        We have audited the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and issued our report thereon dated February 3, 2003. Note 1 to the financial statements describes a change in accounting principle from expensing incremental direct costs relating to certain transactions in which revenue on up-front fees was deferred pursuant to Staff Accounting Bulletin No. 101: Revenue Recognition in Financial Statements to a method that defers such incremental direct costs up to, but not exceeding, the amount of deferred revenue. It should be understood that the preferability of one acceptable method of accounting over another for the deferral or expense of such incremental direct costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,
/s/ PricewaterhouseCoopers LLP

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  Exhibit 18